19007787

N

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-32673 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brooklight Place Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901 Butterfield Road, Suite 220
(No. and Street)

| Downers Grove | IL | 60515 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Brettell (816) 824-3980
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

| 10 South Riverside Plaza, 9th Floor | Chicago | IL | 60606 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC Mail Processing

MAR 01 2019

Washington, DC

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Charles Brettell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brooklight Place Securities, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
Brian B Dag
Notary Public, State of Illinois
My Commission Expires 7/16/2019

Signature

President

Title

2/28/19

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Brooklight Place Securities, Inc.

**Financial Report**
**with Supplementary Information**
**December 31, 2018**

Brooklight Place Securities, Inc.

## Contents

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Brooklight Place Securities, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Brooklight Place Securities, Inc. as of December 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Brooklight Place Securities, Inc. as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Brooklight Place Securities, Inc.'s management. Our responsibility is to express an opinion on Brooklight Place Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Brooklight Place Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The accompanying supplemental Computation of Net Capital and Aggregate Indebtedness Under SEC Rule 15c3-1 and Statement Regarding Rule 15c3-3 information has been subjected to audit procedures performed in conjunction with the audit of Brooklight Place Securities, Inc.'s financial statements. The supplemental information is the responsibility of Brooklight Place Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as Brooklight Place Securities, Inc.'s auditor since 2014.
Chicago, Illinois
February 27, 2019

## Statement of Financial Condition
## December 31, 2018

### Assets

| | |
|---|---|
| Cash and cash equivalents | $ 248,732 |
| Commissions receivable | 107,853 |
| Prepaid expenses | 47,919 |
| Broker deposits | 25,000 |
| Furniture, computer hardware and software - Net of accumulated depreciation of $34,712 | 8,472 |
| Total assets | **$ 437,976** |

### Liabilities and Stockholders' Equity

| | |
|---|---|
| **Liabilities** | |
| Commissions payable | $ 89,176 |
| Related party payable | 31,262 |
| Other accounts payable and accrued expenses | 13,350 |
| Total liabilities | 133,788 |
| **Stockholders' Equity** | |
| Common stock, $1 par value: | |
| 1,000 shares authorized, issued and outstanding | 1,000 |
| Additional paid-in capital | 289,356 |
| Retained earnings | 13,832 |
| Total stockholders' equity | 304,188 |
| Total liabilities and stockholders' equity | **$ 437,976** |

See Notes to Financial Statements.

## Brooklight Place Securities, Inc.

**Statement of Operations**
**Year Ended December 31, 2018**

| | |
|---|---|
| **Revenues** | |
| Commissions: | |
| Security transactions | $ 23,972 |
| Mutual fund | 241,501 |
| Variable annuity | 923,395 |
| Equity indexed annuity | 5,027 |
| Mutual fund trail commissions | 894,492 |
| Other income | 39,476 |
| Total revenues | 2,127,863 |
| **Expenses** | |
| Commissions | 1,378,259 |
| Employee compensation and related benefits | 308,742 |
| Other general and administrative expenses | 440,639 |
| Total expenses | 2,127,640 |
| **Income Before Income Taxes** | 223 |
| **Income Tax Expense** | 41 |
| **Net Income** | **$ 182** |

See Notes to Financial Statements.

# Brooklight Place Securities, Inc.

## Statement of Changes in Stockholders' Equity
## Year Ended December 31, 2018

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|
| Balance - January 1, 2018 | $ 1,000 | $ 289,356 | $ 118,650 | $ 409,006 |
| Cash Dividends Paid | | | (105,000) | $ (105,000) |
| Net Income | - | - | 182 | 182 |
| Balance - December 31, 2018 | **$ 1,000** | **$ 289,356** | **$ 13,832** | **$ 304,188** |

See Notes to Financial Statements.

## Brooklight Place Securities, Inc.

**Statement of Cash Flows**
**Year Ended December 31, 2018**

| | |
|---|---|
| **Cash Flows from Operating Activities** | |
| Net Income | $ 182 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation expense | 5,393 |
| Changes in operating assets and liabilities: | |
| Decrease in receivables | 13,295 |
| Increase in prepaid expenses | (15,923) |
| Increase in commissions payable | 7,685 |
| Increase in related party payable | 15,705 |
| Decrease in taxes payable | (6,833) |
| Increase in accounts payable and accrued expenses | 7,257 |
| Net cash provided by operating activities | 26,761 |
| **Cash Flows from Investing Activities** | |
| Capital expenditures | (4,784) |
| Net cash used by investing activities | (4,784) |
| **Cash Flows from Financing Activities** | |
| Dividends paid to stockholders | (105,000) |
| Net cash used by financing activities | (105,000) |
| **Net Decrease in Cash and Cash Equivalents** | (83,023) |
| **Cash and Cash Equivalents** - Beginning of year | 331,755 |
| **Cash and Cash Equivalents** - End of year | **$ 248,732** |

## Note 1 - Industry Operations

Brooklight Place Securities, Inc. (the "Company") was incorporated in 1984 as MTL Equity Products, Inc. All of the issued and outstanding stock in the Company was acquired by Crabtree Holdings, LLC after the close of business on February 28, 2013. The Company was renamed Brooklight Place Securities, Inc. as of March 1, 2013.

The Company acts as an insurance agent, broker, producer, and intermediary in the solicitation of purchases of insurance and the solicitation of purchases and sales of securities.

As of December 31, 2017, the Company was a wholly owned subsidiary of Crabtree Holdings, LLC ("Crabtree") which in turn was owned 50 percent by Charles R. Brettell and 50 percent by Jeffery K. Hoelzel. In September 2018, Crabtree redeemed all of the ownership interests previously held by Jeffery K. Hoelzel. In November 2018, Crabtree granted an option to TRAC Enterprises, LLC ("TRAC") to acquire up to a 50% ownership stake in the Company at a price of $600 per share. TRAC is owned 50% by Charles Truhlar and 50% by David Racich. TRAC has exercised an option to purchase 1 share and Crabtree owns the remaining 999 shares of the Company as of December 31, 2018.

The Company is primarily involved in the sale of mutual funds and variable annuities with 80% of total mutual fund sales placed with the American Funds, Putnam Investments, Franklin Templeton, Alliance Bernstein, Oppenheimer Funds and mutual funds held in a brokerage account at RBC Correspondent Services and 60% of total variable annuities placed with Jackson National, Prudential Annuities, Pacific Life, Voya and Zurich during 2018. Approximately 74% of the Company's 2018 business was transacted in Illinois, Utah, Pennsylvania, Wisconsin, and Massachusetts. Additionally, five registered representatives produced 46% of the total revenue in 2018.

Certain insurance companies require that some fixed annuity products be sold by registered representatives and offered through broker/dealer firms and, as such, the Company also offers fixed annuity products for these insurance companies.

The Company requires that equity indexed annuities (EIAs) be sold by registered representatives. The Company works with several field marketing organizations to determine suitable products to provide access and service in selling EIAs.

The Company clears its securities transactions on a fully disclosed basis through The Royal Bank of Canada (the clearing broker/dealer). The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt

from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

## Note 2 - Summary of Significant Accounting Policies

**Basis of Accounting:** The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

**Use of Estimates** - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Revenue Recognition** – On January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC 606") using the modified retrospective method. Since the Company's timing of revenue recognition did not change as a result of implementing ASC 606, no transition amount was recorded as of January 1, 2018.

Sales-based commission revenue is recognized at the point in time at which the sale of an insurance product or investment security occurs on a trade date basis. The commission is based on a percentage of the value of the product sold as of the transaction date. Sales based commissions accounted for approximately 56% of the Company's revenue during 2018.

Trailing commission revenue is recognized over a period of time as earned. Trailing commission revenue is generally based on a percentage of the current market value of a client's investment holding in trail-eligible investments, and is recognized over the period during which services, such as on-going support, are performed. Trailing commissions are based on a percentage of the monthly or quarterly market value of such a client's investment holdings, therefore such revenue is not recognized until such market value can be determined. Trailing commissions accounted for approximately 42% of the Company's revenue during 2018.

The remaining 2% of the Company's revenue consists of interest income and certain fees that are recognized as services are provided.

Commission expenses are recorded at the same time as related commission revenue.

**Cash and Cash Equivalents** - Cash and cash equivalents consist of short-term highly liquid investments with original maturities of less than three months at the time of the purchase, including the Company's investment in money market funds. The carrying value of cash equivalents approximates fair value.

**Fixed Assets** - Fixed assets are recognized and subsequently measured at cost less accumulated depreciation and any accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset to prepare the asset for its intended use.

Depreciation commences when the assets are available for use and is expensed on a straight-line basis to depreciate the cost of these assets to their estimated residual value over their estimated useful lives. Depreciation methods, useful lives, and residual values are reviewed at each financial year end and are adjusted if appropriate. Estimated useful lives are five years for furniture, computer hardware and software.

## Note 3 - Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities. The Company had no significant deferred taxes or taxes payable as of December 31, 2018.

Management believes the Company has no material unrecognized income tax benefits or significant tax positions.

## Note 4 - Commitments and Contingencies

At December 31, 2018, there were no commitments or contingencies related to legal actions.

## Note 5 - Related Party Transactions

The Company retains certain consulting and management services from Prosody Consulting, LLC (owned by Charles R. Brettell, owner of Crabtree). Prosody Consulting, LLC was paid $96,000 and Jeffery K. Hoelzel, former owner of Crabtree, was paid $64,000 during 2018. Related party payables on the statement of financial condition include $1,012 for reimbursement of expenses paid on behalf of the Company by Mr. Hoelzel, as well as $9,000 payable to Prosody Consulting, LLC, $18,750 payable to Charles Truhlar and $2,500 payable to David Racich for services rendered during 2018.

## Note 6 - Transactions with Customers

The Company has agreed to indemnify its clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2018, there were no amounts subject to potential indemnification.

## Note 7 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company is required to maintain minimum net capital equal to the greater of 6-2/3 percent of aggregate indebtedness, as defined, or $50,000. At December 31, 2018, the Company had net capital of $214,559, exceeding the requirement by $164,559. At December 31, 2018, the ratio of aggregate indebtedness to net capital was .62 to 1. The net capital rules may effectively restrict the payment of advances, dividends, or other equity withdrawals.

## Note 8 - Subsequent Events

The Company has evaluated subsequent events through February 27, 2019, the date the financial statements issued.

## Supplementary Information

## Computation of Net Capital and Aggregate Indebtedness Under SEC Rule 15c3-1 December 31, 2018

| | | |
|---|---|---|
| **Aggregate Indebtedness** | | |
| Total liabilities | **$** | **133,788** |
| **Net Capital** | | |
| Stockholders' equity | $ | 304,188 |
| Less nonallowable assets: | | |
| Prepaid expenses | | (47,919) |
| Nonallowable receivables | | (33,238) |
| Computer hardware and software | | (8,472) |
| Total nonallowable assets | | (89,630) |
| Net capital before haircuts | | 214,559 |
| Haircuts on common stock | | - |
| Net capital | **$** | **214,559** |
| **Capital Requirements** | | |
| Minimum net capital requirement (greater of 6 2/3 percent of aggregate indebtedness or $50,000) | $ | 50,000 |
| Net capital in excess of requirement | | 164,559 |
| Net capital as above | **$** | **214,559** |
| Ratio of aggregate indebtedness to net capital | | **.62 to 1** |

Note: There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 as of December 31, 2018.

See Independent Auditor's Report Regarding Supplementary Information Required by SEC Rule 17a-5.

## Statement Regarding Rule 15c3-3
## December 31, 2018

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

plante moran

**Plante & Moran, PLLC**
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Brooklight Place Securities, Inc.

We have reviewed management's statements included in the accompanying Exemption Report, in which (1) Brooklight Place Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Brooklight Place Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Brooklight Place Securities, Inc. stated that Brooklight Place Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Brooklight Place Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brooklight Place Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Chicago, Illinois
February 27, 2019

**BROOKLIGHT PLACE SECURITIES, INC. EXEMPTION REPORT**

SEC Rule 17a-5(d)(4)

Brooklight Place Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities an Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. Section 240.15c3-3 under the following provisions of 17 C.F.R 240.15c-3(k): (2)(ii).

The Company met the identified exemption provisions in 17 C.F.R. Section 240.15c3-3(k) throughout the most recent fiscal year, without exception.

Brooklight Place Securities, Inc.

I, Charles R Brettell, swear that, to my best knowledge and belief, the Exemption Report is true and correct.

Title: President

27 Feb 2019

Date

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

## Report of Independent Registered Public Accounting Firm on Applying Agreed-upon Procedures

To the Board of Directors and Shareholders
Brooklight Place Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Brooklight Place Securities, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Brooklight Place Securities, Inc. for the year ended December 31, 2018, solely to assist you and SIPC in evaluating Brooklight Place Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Brooklight Place Securities, Inc.'s management is responsible for Brooklight Place Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences
2. Compared the total revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the total revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Plante & Moran, PLLC

Chicago, Illinois
February 27, 2019

Edited

SIPC-7

(36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

COPY

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*11*******2183**********************MIXED AADC 220
32673 FINRA DEC
BROOKLIGHT PLACE SECURITIES INC
1901 BUTTERFIELD RD STE 220 STE
DOWNERS GROVE, IL 60515-1279

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Charles Brettell (816) 824-3980

2. A. General Assessment (item 2e from page 2) $ 35.96

B. Less payment made with SIPC-6 filed (exclude interest) $8.09 ( )

7/30/18 Check #1955
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 27.87 ~~35.96~~

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F Total assessment balance and interest due (or overpayment carried forward) 27.87 $ ~~35.96~~

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☒
Total (must be same as F above) $ 35.96

H. Overpayment carried forward $( 8.09 )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_______________________________________________

_______________________________________________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Brooklight Place Securities, Inc.
(Name of Corporation, Partnership or other organization)

_______________________________________________
(Authorized Signature)

Dated the 19th day of February, 2019.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: 2/19/19 Postmarked 2/20/19 Received 2/22/19 Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2018
and ending 12/31/2018

Item No.

| | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 2127863 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 2059388 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act) | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | 44504 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 2,103,892.00 |
| 2d. SIPC Net Operating Revenues | $ 23972 |
| 2e. General Assessment @ .0015 | $ 35.96 |
| | (to page 1, line 2.A.) |